                                                                     Exhibit 12

                                            INTERNATIONAL PAPER COMPANY
                               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                            (Dollar amounts in millions)
                                                      (Unaudited)


                                                                                                         Six Months Ended
                                                      For the Years Ended December 31,                         June 30,
                                          ----------------------------------------------------------- ----------------------
                TITLE                         1998       1999        2000        2001         2002        2002        2003
                                          ---------- ---------- ----------- ------------ ------------ ----------  ----------
A) Earnings (loss) before income taxes,
    minority interest, and accounting
    changes                                $  429.0   $  448.0    $  723.0    $(1,265.0)    $  371.0    $ 375.0     $ 222.0

B) Minority interest expense,
    net of taxes                              (87.0)    (163.0)     (238.0)      (147.0)      (130.0)     (62.0)      (79.0)

C) Fixed charges excluding
    capitalized interest                      866.7      820.9     1,151.5      1,256.0      1,095.3      556.0       529.2

D) Amortization of previously
    capitalized interest                       38.8       17.0        23.5         31.8         43.3       22.5        22.2

E) Equity in undistributed
    earnings of affiliates                     23.7      (41.6)        5.6         13.5         21.5        5.5        (0.2)
                                           --------   --------    --------    ---------     --------    -------     -------

F) Earnings (loss) before income taxes,
    accounting changes and fixed charges   $1,271.2   $1,081.3    $1,665.6     $ (110.7)    $1,401.1    $ 897.0     $ 694.2
                                           ========   ========    ========    =========     ========    =======     =======

    Fixed Charges

G) Interest and amortization of debt
    expense                                 $ 716.9    $ 611.5     $ 938.1     $1,050.3      $ 891.3    $ 455.5     $ 432.5

H) Interest factor attributable to
    rentals                                    80.7       76.3        72.8         76.7         89.0       42.8        42.0

I) Preferred dividends of subsidiaries         69.1      133.1       140.6        129.0        115.0       57.7        54.7

J) Capitalized interest                        53.4       29.3        25.2         13.2         12.3        4.5         3.3
                                           --------   --------    --------    ---------     --------    -------     -------

K) Total fixed charges                     $  920.1   $  850.2    $1,176.7    $ 1,269.2     $1,107.6    $ 560.5     $ 532.5
                                           ========   ========    ========    =========     ========    =======     =======

L) Ratio of earnings to fixed charges          1.38       1.27        1.42                      1.26       1.60        1.30
                                           ========   ========    ========                  ========    =======     =======

M) Deficiency in earnings necessary
    to cover fixed charges                                                    $(1,379.9)
                                                                              =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.